Exhibit 99.2

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE	TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

Titan Trading Analytics Announces Capital Raise through Warrants

EDMONTON, ALBERTA - (February 6, 2008) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce February 2006 warrant exercise proceeds of $615,931.50.  A total of 1,578,301 warrants were exercised during this round.

The proceeds from the exercised warrants will be used for numerous purposes, among them software development, working capital, and global exchange data feeds. The proceeds will also be used for costs associated with bringing the product to market.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, and other risks detailed from time-to-time in the Company's ongoing filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.